Exhibit 12.1
ALTRA HOLDINGS, INC.
RATIO OF EARNINGS TO FIXED CHARGES

							Predecessor
	9 Months ended	Year-ended	Year-ended	Year-ended	Year-ended	From Inception	11 Months Ended
	9/26/09	12/31/08	12/31/07	12/31/06	12/31/05	Dec. 1 - 31, 2004	11/30/04
Net income (loss)	300	6,494	11,511	10,363	4,444	(5,762)	6,895
Adjustments to net income (loss):
(Gain) loss from discontinued operations	0	(224)	2,001	—	—	—	—
Interest expense	18,879	28,339	38,554	23,522	17,065	1,410	4,294
Interest component of operating rental expense	328	437	356	528	344	56	440
Income taxes	(143)	16,731	8,208	6,352	3,917	(221)	5,532

Earnings	19,364	51,777	60,630	40,765	25,770	(4,517)	17,161

Fixed charges:
Interest expense, net	18,879	28,339	38,554	23,522	17,065	1,410	4,294
Interest component of operating rental expense (see calculation below)	328	437	356	528	344	56	440

Total fixed charges	19,207	28,776	38,910	24,050	17,409	1,466	4,734

Ratio (1) (2)	1.01	1.80	1.56	1.70	1.48	—	3.63

(1)	For purposes of calculating the ratio of earnings to fixed charges, earnings represent income before income taxes, discontinued operations, cumulative effect of change in accounting principle charges and fixed charges. Fixed charges represent interest expense and a portion of rental expense which we believe is representative of the interest component of rental expense.

(2)	Earnings were insufficient to cover fixed charges in the period December 1 to December 31, 2004 by $6.0 million.